November 2, 2007

Ms. Lisa Haynes

Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: SEC comment letter dated October 23, 2007 re: Form 10-K for the fiscal year ended
December 30, 2006
File No. 000-00599

Dear Ms. Haynes:

In response to your comment letter dated October 23, 2007 to The Eastern Company (the “Company”), we offer the following responses (note original SEC questions in RED).

2. We note your disclosure on page 33 that one customer accounted for approximately 29% of the total accounts receivable as of December 30, 2006 and your disclosure on page 50 that 15% of consolidated net sales in 2006 were made to a single significant customer. Please revise the Business section of your filing to disclose both the names of significant customers for each period presented along with the percentage sales you had to each of these significant customers in each period. See Item 101(c)(1)(vii) of Regulation S-K.

Response:

Item 101(c)(1)(vii) of Regulation S-K states that disclosure is required with respect to: “The dependence of the segment upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment.”

The customers referenced on pages 33 and 50 are the same customer. We received a single order from that customer to produce door latching components for a military project to up-armor existing Humvees that accounted for the increase in sales and accounts receivable. All disclosures made by the Company indicated that this was one contract and that it would end during the first quarter of 2007. At the end of the first quarter 2007, we did not lose the customer – we simply completed the contract. Once the contract was completed, the segment was in approximately the same position in which it would have been if it had never received that particular order and there was no material adverse impact on this segment. We continue to sell product to this customer, but just not at the level under the contract. Therefore, we did not disclose the name of the customer as we concluded that the segment was not dependent on this customer and the loss of the customer would not have a material adverse impact on the segment.

In addition, the customer informed us that we were not to release its name for any purpose, since the project we were working on was military in nature and could affect the competitive position of both that customer and the Company.

Ms. Lisa Haynes

November 1, 2007

3. We note from your disclosures on page 24 that capital expenditures are expected to approximate $4.5 - $5.5 million in 2007. However, you do not disclose any purchase obligations or capital project commitments for 2007 in your contractual obligations table on page 25. Please either revise your filing to correct this potential discrepancy or confirm to us that the difference between the two figures represents planned projects for which no purchase commitments or contracts were entered into as of December 30, 2006.

Response:

We are confirming that there were no purchase commitments or contracts entered into as of December 30, 2006. Therefore, none were included in the table of contractual obligations on page 25.

The $4.5 - $5.5 million range is based on budgets submitted by the operating managers at each location. We include this information in the Form 10-K for any shareholders or potential investors that would be attempting to estimate future cashflows of the Company.

4. Please revise your table of contractual cash obligations to include the estimated payments under interest rate swaps. Alternatively, if these payments are included in the line item titled, “estimated interest on long-term debt and capital lease obligations”, please revise to indicate that fact and disclose any assumptions you made to derive the amount of estimated interest, including payments under interest rate swaps.

Response:

The interest rate swap agreement effectively fixes our interest expense for our term loan at 5.25%. The line “estimated interest on long-term debt and capital lease obligations” includes any additional amounts the Company would be required to pay or would receive related to changes in interest rates during the period. No attempt has been made to estimate what these differences might be during the period, since the net effect to the Company is $0.

Future disclosures will be revised to include the following: Included in the estimated interest on long-term debt and capital lease obligations above are payments under the interest rate swap contract. The intent of the swap is to fix the interest rate on 100% of our bank debt.

Ms. Lisa Haynes

November 1, 2007

5. Please revise your filings to exclude the $1.3 million adjustment related to the initial adoption of SFAS 158 from your computation of other comprehensive income (loss). See paragraphs A6 and A7 of SFAS 158.

Response:

The following table presents comprehensive income as if the $1.3 million adjustment was excluded as required by SFAS 158. We will reflect this revised presentation in future filings.

		Year ended

	December 30, 2006	December 31, 2005	January 1, 2005
Net income	$9,658,748	$4,367,187	$4,757,701
Other comprehensive income/(loss) -
Change in foreign currency translation	(62,114)	354,762	630,099
Change in fair value of derivative financial instruments, net of income taxes (benefit) of ($35,301) in 2006, $75,797 in 2005 and $168,000 in 2004	(62,092)	116,701	251,638
Reclassification adjustment for termination of derivative financial instrument, net of income tax benefit of $26,477	(46,623)	—	—
Change in additional minimum pension liability net of income taxes (benefit) of $927,837 in 2006, ($584,440) in 2005 and ($227,839) in 2004	1,466,438	(994,753)	(997,914)
	1,295,609	(523,290)	(116,177)
Comprehensive income	$10,954,357	$3,843,897	$4,641,524

6. Please revise your statement of shareholders’ equity to include a column for accumulated other comprehensive income and a totals column. See Rule 3-04 of Regulation S-X.

Response:

The following table presents our statements of stockholders’ equity including a column for accumulated other comprehensive income and a totals column. We will use this revised presentation in our future filings.

Ms. Lisa Haynes

November 1, 2007

						Accumulated
						Other
	Common	Common	Treasury	Treasury	Retained	Comprehensive	Shareholders’
	Shares	Stock	Shares	Stock	Earnings	Income (Loss)	Equity
Balances at January 3, 2004	7,944,572	$17,177,797	(2,520,513)	$(16,512,848)	$44,406,855	$(4,564,236)	$40,507,568

Net income					4,757,701		4,757,701
Currency translation adjustment						630,099	630,099
Minimum pension liability, net of tax						(997,914)	(997,914)
Derivative financial instruments, net of tax						251,638	251,638
Cash dividends declared, $.29 per share					(1,595,985)		(1,595,985)
Purchase of Common Stock for treasury			(12,576)	(142,193)			(142,193)
Issuance of Common Stock upon the exercise of stock options	33,750	324,800					324,800
Issuance of Common Stock for directors’ fees	7,068	80,964					80,964
Balances at January 1, 2005	7,985,390	17,583,561	(2,533,089)	(16,655,041)	47,568,571	(4,680,413)	43,816,678

Net income					4,367,187		4,367,187
Currency translation adjustment						354,762	354,762
Minimum pension liability, net of tax						(994,753)	(994,753)
Derivative financial instruments, net of tax						116,701	116,701
Cash dividends declared, $.29 per share					(1,600,100)		(1,600,100)
Tax benefit from disqualifying disposition of incentive stock options		6,403					6,403
Issuance of Common Stock for directors’ fees	7,236	104,887					104,887
Balances at December 31, 2005	7,992,626	17,694,851	(2,533,089)	(16,655,041)	50,335,658	(5,203,703)	46,171,765

Net income					9,658,748		9,658,748
Currency translation adjustment						(62,114)	(62,114)
Minimum pension liability, net of tax						1,466,438	1,466,438
Adoption of SFAS No. 158 (net of taxes of 734,263)						(1,299,146)	(1,299,146)
Derivative financial instruments, net of tax						(62,092)	(62,092)
Reclassification adjustment for termination of derivative financial instrument, net of tax						(46,623)	(46,623)
Cash dividends declared, $.31 per share					(1,715,035)		(1,715,035)
Issuance of Common Stock upon the exercise of stock options	15,000	203,700					203,700
Cash payment for fractional shares resulting from 3-for-2 stock split effective October 2006	(94)	(1,633)					(1,633)
Issuance of Common Stock for directors’ fees	5,018	77,197					77,197
Balances at December 30, 2006	8,012,550	$17,974,115	(2,533,089)	$(16,655,041)	$58,279,371	$(5,207,240)	$54,391,205

Ms. Lisa Haynes

November 1, 2007

7. It appears from your disclosures on pages 39 and 40 that you modified your Loan Agreement with Bank of America in August 2005 and again in September 2006. Please tell us in detail how you considered the provisions of EITF 96-19 (including paragraph 1f) in determining the accounting treatment for each separate modification. Please revise your filing to describe how you accounted for any fees paid or received in connection with modifications, if applicable.

Response:

The contractual obligation to Bank of America, our primary lender, has two components: a term loan portion and a revolving debt portion.

If we look at the total outstanding balance of the term loan and revolver before and after the August 2005 modification, there is no change. We simply moved $4 million from the revolver to the term loan. This is not considered to be an extinguishment of debt under EITF 96-19. Thus, we expensed all costs ($1,600) associated with the modification, and continued to amortize any costs in existence prior to the modification (approximately $36,000) over the remaining life of the contract.

Looking at the modification made in September 2006, the total outstanding debt increased from approximately $13.4 million to $20.0 million. As this is approximately a 50% increase in debt, this was accounted for as an extinguishment of debt under EITF 96-19. This can be shown on the cash flow statement, where the balance of the “old” debt is included in the principal payments and the new debt of $20 million is classified as proceeds. Fees associated with the modification ($25,750) are being expensed over the 7 year term of the loan. At the time of the modification, there remained approximately $25,000 in costs associated with the original loan. While these costs should have been written off at the time of the modification, they were mistakenly added to the current fees and are being amortized over the remaining life of the loan. Due to the immaterial amount of these costs, we do not intend to restate previously issued financial statements and will continue to amortize the loan costs.

8. We note your disclosure on page 56 that your disclosure controls and procedures are “effective in timely alerting them [the CEO and CFO] to material information relating to the Company and its subsidiaries required to be included in the Company’s periodic SEC filings”. This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures also include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Ms. Lisa Haynes

November 1, 2007

Response:

Item 9A - Controls and Procedures is revised as follows and will be reflected in our future filings.

As of the end of the fiscal year ended December 30, 2006, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 240.13a-15. The term “disclosure controls and procedures” means controls and other procedures of a company that are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Based upon that evaluation, the CEO and CFO concluded that the Company’s current disclosure controls and procedures are effective in timely alerting them to material information relating to the Company and its subsidiaries that is required to be included in the Company’s periodic SEC filings. There were no significant changes in the Company’s internal control over financial reporting during the period covered by this report that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and the CEO and CFO have concluded that these controls and procedures are effective at the “reasonable assurance” level.

Ms. Lisa Haynes

November 1, 2007

General:

As requested in your comment letter, we acknowledge that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please contact me at The Eastern Company (203) 729- 2255 ext 110.

Sincerely,

/s/John L. Sullivan III

John L. Sullivan III

Vice President and Chief Financial Officer

The Eastern Company